Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2009

Mr. Gregory A. Gould
Chief Financial Officer
SeraCare Life Sciences, Inc.
37 Birch Street
Milford, Massachusetts   01757

Re: SeraCare Life Sciences, Inc.
Form 10-K for the Year Ended September 30, 2008
Filed on December 8, 2008
File No. 001-34105

Dear Mr. Gould:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief